SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 6-K

                            Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                        For the month of November, 2000

                            ABN AMRO Holding N.V.

                               ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

            [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F   / x /             Form 40-F
                                    ---                        ----

            [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes                 No      / x /
                          ------                   ----

                 Schedule of Information Contained in this Report:
                 ------------------------------------------------


            1. The English language press release of ABN AMRO Bank N.V. announcing the acquisition of Michigan National Corporation.

            The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.



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                               SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ABN AMRO Holding N.V.

Date:  November 22, 2000        By:    /s/ T. de Swaan
                                       -----------------------
                                       Name:  T. de Swaan
                                       Title:    Member of the Managing Board


                                By:    /s/ J.C.L. Kuiper
                                       ------------------------
                                       Name:  J.C.L. Kuiper
                                       Title:    Member of the Managing Board



                                ABN AMRO Bank N.V.

Date:  November 22, 2000        By:    /s/ T. de Swaan
                                       --------------------------
                                       Name:  T. de Swaan
                                       Title:    Member of the Managing Board


                                By:   /s/ J.C.L. Kuiper
                                       --------------------------
                                       Name:  J.C.L. Kuiper
                                       Title:    Member of the Managing Board

Amsterdam, 22 November 2000

ABN AMRO TO ACQUIRE MICHIGAN NATIONAL CORPORATION FOR USD 2.75 BILLION

ABN AMRO subsidiary to become Michigan's second largest bank

ABN AMRO Bank N.V. (NYSE:ABN) has announced today it has signed a definitive agreement with National Australia Bank Limited (the "National")(ASX:NAB; NYSE:NAB) for the acquisition by ABN AMRO of Michigan National Corporation, based in Farmington Hills, Michigan, for USD 2.75 billion in cash. The transaction is expected to close by the end of the first quarter of 2001, pending regulatory approvals.

It is currently envisaged that the acquisition will be financed through disposals, possibly in combination with an issuance of new equity capital. The acquisition will have a positive effect on earnings per share for ABN AMRO as of the first full year after completion of the transaction.

Michigan National Corporation is a commercial bank holding company, and since 1995, a wholly owned subsidiary of the National. It has total assets amounting to USD 11.6 billion. Michigan National Corporation's primary subsidiary is Michigan National Bank with 3,600 employees, 184 branches and 332 ATMs.

Jan Maarten de Jong, member of the Managing Board of ABN AMRO and Chairman of Consumer and Commercial Clients commented: "This acquisition further strengthens our position in one of the three home markets for the Strategic Business Unit Consumer and Commercial Clients. Furthermore, it reinforces our position as the largest foreign commercial bank in the US. Michigan National Corporation is a perfect fit with our existing regional presence and offers great potential for value creation for our clients and our shareholders."

Upon completion of the acquisition, Michigan National Corporation and the Standard Federal Bancorporation (ABN AMRO's Detroit-area banking subsidiary), will merge into a wholly owned

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subsidiary of ABN AMRO North America, Inc., thus creating the second largest bank in Michigan. The affiliates, Michigan National Bank and Standard Federal Bank, will continue to operate under their current names until the banks merge in 2001.

"This acquisition is key to furthering ABN AMRO's strategy of building on our already solid banking franchise in the Midwest," said Scott K. Heitmann, chairman, president and CEO of Standard Federal Bank. "Michigan National is a strong, well-run organisation with an excellent quality credit portfolio, resulting from a very strict risk policy.

Its business focus complements our presence in Michigan, especially in commercial middle market lending. And the combined banks offer operating synergies, which will result in cost efficiencies and enhanced productivity," he added.

Frank Cicutto, Managing Director and Chief Executive Officer of the National, said: "In Michigan National, ABN AMRO is acquiring a first class banking operation with an attractive franchise which will enhance
ABN AMRO's market position at a price that is attractive to ABN AMRO and the National. Michigan National's performance, since the acquisition in 1995, has exceeded expectations. To successfully compete in its market, however, Michigan National needs further scale to capitalise on opportunities, which ABN AMRO can provide."

ABN AMRO Bank N.V.

Netherlands-based ABN AMRO Bank N.V. is one of the world's largest banks with total assets of USD 511 billion and more than 3,500 locations in 70 countries and territories. In North America, ABN AMRO is headquartered in Chicago and has USD 171 billion in assets and more than 20,000 employees with wholesale banking offices in 13 cities in the U.S, Canada and Mexico. Major North American subsidiaries include ABN AMRO Incorporated, an investment banking, advisory and brokerage firm; ABN AMRO Asset Management (USA) LLC; LaSalle Bank in Chicago; Standard Federal Bank in Michigan and EAB in New York.

Standard Federal

Standard Federal is the Midwest's leading home mortgage lender and Michigan's largest thrift. Standard Federal is ABN AMRO's Detroit-area banking subsidiary and it operates 184 Banking Centers, 12 home lending centers and 978 ATMs in Michigan, Indiana and Ohio. Standard Federal Bank is serving 650,000 households and, as of 30 June, has assets over USD 20.4 billion and deposits of USD 12.2 billion.